United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

PAPA JOHNS INTERNATIONAL, INC.

2.	Name of person relying on exemption:

the humane society of the united states

3.	Address of person relying on exemption:

255 23rd St NW

Washington, DC 20037

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 22, 2022

Dear fellow Papa John’s shareholders,

This filing responds to Papa John’s statement opposing the Humane Society of the United States’ 2022 shareholder proposal. As we’ll show, the opposition statement actually affirms the importance of voting FOR the proposal—and we’re confident shareholders will agree after reading this brief letter.

First, we note some basic facts that are not disputed in the company’s statement:

1.	In 2013, Papa John’s pledged to make “significant movement” away from gestation crates by 2022.
2.	Over the course of nearly a decade, the company continually touted that ESG commitment to shareholders, including in its corporate responsibility reports.
3.	The shareholder proposal asks for Papa John’s percentage of gestation crate-free pork and disclosure of what steps the company has taken and will take to reach its goal.

The opposition statement claims Papa John’s faced challenges around its pork commitment. But during all that time (again, nearly ten years) it never once reported to shareholders that it might not meet its commitment or was facing problems doing so. Instead, it continually communicated the commitment to shareholders, as if it was on track.

Moreover, the opposition statement offers but a single step the company took in all those years: that in 2021, it contracted a few new pork vendors to increase its “access” to pork from alternative housing systems. That doesn’t seem to have worked though—because even with those new vendors, the opposition statement says it’s still “not practical” for Papa John’s to meet its commitment.

This is why, based on the opposition statement, it’s more important than ever that shareholders be provided a complete view of what steps the company may have taken on this issue since 2013. Because naming just a single action Papa John’s took in nine years of a decade-long ESG commitment should have shareholders concerned – and not just about the company’s animal welfare pledges but about all of Papa John’s ESG pledges and other shareholder assurances.

In this regard, the proposal’s asks (that Papa John’s disclose its percentage of gestation crate-free pork and the steps it took on this issue after making its 2013 pledge) would help shareholders better understand how the company addresses (or fails to) its ESG commitments in general.

Does Papa John’s just “set it and forget it” when it comes to its ESG pledges? Or does it take genuine and meaningful steps toward making progress? Shareholders deserve to know, and adoption of our proposal would help begin to provide those answers. With this in mind, we urge you to vote FOR the proposal. Thanks, and feel free to connect if you have questions.

Kind regards,

Matthew Prescott, Senior Director of Food and Agriculture

(240) 620-4432, mprescott@humanesociety.org

Please note: The Humane Society of the United States is not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.